[Voya Stationery]

J. Neil McMurdie
Senior Counsel
(860) 580-2824
Fax: (860) 580-4897
Neil.McMurdie@voya.com

January 9, 2015

EDGARLINK

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ReliaStar Life Insurance Company of New York
Variable Annuity Separate Account II
Prospectus Title: Select*Annuity NY VA
File No.: 333-61879; 811-08965
Withdrawal of Registration Statement on Form N-4
Rule 477 Filing

Ladies and Gentlemen:

On October 20, 1998, the above-named Depositor and Registrant submitted for filing, pursuant to the
Securities Act of 1933 (the “33 Act”) and the Investment Company Act of 1940, an Initial Registration
Statement on Form N-4 as subsequently amended by pre-effective amendments on December 30, 1998,
February 22, 1999 and February 23, 1999. The registration statement was further amended on April 9,
1999 and May 1, 2000.

Because no securities were sold in connection with this registration, we respectfully request withdrawal of this registration and any and all amendments and definitive filings associated with it, pursuant to Rule 477 under the 33 Act.

Please contact me with your questions or comments.

Respectfully,

/s/ J. Neil McMurdie

J. Neil McMurdie

Windsor Site
One Orange Way, C2N	Voya Services Company
Windsor, Ct 06095